August 18, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Derek B. Swanson
Division of Corporation Finance

Re:	Shutterfly, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Registration No. 333-135426
Dear Mr. Swanson:
     On behalf of Shutterfly, Inc. (“Shutterfly” or the “Company”), we are transmitting herewith Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-135426) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 29, 2006 (the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated July 25, 2006. The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the amendment in paper format, which is marked to show changes from the Registration Statement as initially filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosure.
Form S-1
General
1.	Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.
     We supplementally advise the Staff that the Company is unable to reasonably determine, and therefore include, the price range and the size of the offering in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as well as other information dependent on the price range and the size of the offering, due to general uncertainty in the capital markets and the fact that the Company’s proposed initial public offering will not occur until mid- to late

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

September, at the earliest. The Company understands that it may not distribute copies of the preliminary prospectus until it has disclosed this information and will provide the Staff sufficient time to review the complete disclosure before distributing preliminary prospectuses.
2.	We are currently processing your request for confidential treatment for Exhibit 10.14 to Form S-1. Any comments we have on the confidential treatment request will follow under separate cover.
     We note that in a telephone conversation between Robert Freedman of Fenwick & West LLP, the Company’s outside counsel, and yourself on the morning of August 9, 2006, you informed Mr. Freedman that the Staff would have no comments to the Company’s confidential treatment request for Exhibit 10.14 to the Registration Statement, but that that Company should revise the footnote to the Exhibit Table and Exhibit Index in the Registration Statement to mirror the language contained in Exhibit 10.14 with respect to the confidential treatment request. The Company advises the Staff that it has revised the footnote to the Exhibit Table and Exhibit Index in the manner requested.
3.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.
     We have been informed by counsel to the underwriters (the “Underwriters”) for the Company’s proposed initial public offering (the “Offering”) that they have made the required initial filing with the National Association of Securities Dealers, Inc. (the “NASD”), but have not yet received the “no objections” clearance from the NASD. We will ensure that the NASD examiner assigned to the Offering contacts you when it has issued such “no objections” clearance, and will promptly provide you with a copy of the NASD clearance letter when we receive it, assuming that the NASD provides counsel to the Underwriters with a copy of such letter in a timely fashion.
4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.
     The Company was unable to file either the legality opinion, as the number of shares to be sold in the Offering has not yet been determined, or the underwriting agreement, as the Company and the Underwriters have not yet concluded negotiations regarding the underwriting agreement. However, we have included as Appendix A to this letter the proposed form of legality opinion that will be filed once the number of shares to be sold in the Offering has been determined. We supplementally advise the Staff that we are presently unsure whether any of the holders of warrants to purchase shares of the Company’s common stock will participate as selling stockholders in the Offering and, accordingly, we have bracketed references to shares to be sold in the Offering upon the exercise of warrants in the form of legality opinion. In addition, the

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Company advises the Staff that it has filed all other remaining exhibits to the Registration Statement.
5.	In your response letter, tell us the consideration you gave to filing the $4.3 million colocation services agreement entered into in January 2006 as a material agreement.
     The Company supplementally advises the Staff that it gave due consideration to filing the colocation services agreement that it recently entered into with Terremark Worldwide, Inc. (the Colocation Agreement”), but it concluded that the Colocation Agreement was not required to be filed as an exhibit to the Registration Statement because (1) the Colocation Agreement was made in the ordinary course of the Company’s business and (2) the Company’s business is not substantially dependent upon the Colocation Agreement.
     Item 601(b)(10)(i) of Regulation S-K provides that if a contract is such as ordinarily accompanies the business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed (unless it falls within one of four enumerated categories, as discussed in the paragraph below). The Company believes that the Colocation Agreement clearly constitutes an agreement made in the ordinary course of its business. As described in the Registration Statement, Shutterfly is an Internet-based business that generates its revenues from customer purchases made through its website. An ordinary component of the Company’s business, and those of similar businesses, is to engage the services of a colocation provider to house the computer hardware necessary to operate the Company’s website to ensure that the Company’s business continues to operate without interruption.
     Since the Colocation Agreement was made in the ordinary course of the Company’s business, the remaining question is whether any of the exceptions in Item 601(b)(10)(ii) apply. Since (i) none of the categories of persons listed in Item 601(b)(10)(ii)(A) are parties to the Colocation Agreement, (ii) the Colocation Agreement doesn’t involve the acquisition or sale of assets and (iii) the Colocation Agreement is not a material lease, the only one of the four exceptions potentially applicable to the Colocation Agreement is the exception set forth in Item 601(b)(10)(ii)(B) – any contract upon which the Company’s business is substantially dependent. The Company respectfully submits that its business is not substantially dependent on the Colocation Agreement. Colocation services are largely a commodity business, and the Company could easily find a replacement colocation service provider to replace Terremark should Terremark not wish to continue the relationship at the conclusion of the term of the Colocation Agreement. As evidence of this fact, the Company changed its colocation provider from Equinix, Inc. to Terremark during the second quarter of 2006 without any significant impact to its business. In addition, the $4.3 million that the Company expects to pay to Terremark during the three-year term of the Colocation Agreement represents an immaterial amount when compared with the Company’s expected net revenues during this period.
Prospectus Summary, page 1
6.	In your response letter, please provide us with support for all statements in the summary and elsewhere in the prospectus regarding your market position, size, and

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

growth rate of the U.S. market for digital prints. Provide us with copies of any industry publication that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by the Greeting Card Association, Calendar Marketing Association, Creating Keepsakes and Craftrends magazines, and unnamed industry sources that estimate, for example, that Shutterfly.com had 4.1 million unique visitors in May 2006. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.
     We have supplementally provided the Staff with an indexed binder that contains the industry reports that support the statements in the Registration Statement regarding the Company’s market position and the size and growth rate of the Company’s industry, with the specific statements highlighted for the Staff’s ease of reference. None of these reports were prepared specifically for inclusion in the Registration Statement.
     With respect to the statement contained in the Registration Statement that “[s]ince inception, we have fulfilled more than 12 million orders, sold approximately 370 million prints and stored approximately one billion of our customers’ photos in our image archives,” the Company supplementally advises the Staff that these statistics were pulled on August 3, 2006 from the Company’s data warehouse, which is a relational database system containing customer metrics, including, but not limited to, order transaction, image upload and share activity. The data warehouse is monitored and managed by the Company’s Internet Operations team according to industry standard best practices. The data warehouse populates the data warehouse schema on a nightly basis by pulling incremental updates from the Company’s Production Web Database Systems. The Company also utilizes nightly checksums to verify that the data populated into the data warehouse schema matches expected values from its production databases. As part of Shutterfly’s nightly upload process, Shutterfly transfers the previous day’s placed and invoiced orders and newly uploaded images from the Production Web Database Systems to the data warehouse. Within the data warehouse, order detail is then broken out and summarized by product type to determine the number of units sold as well as overall order volume. Additionally, uploaded images are summarized to track upload volumes per day.
     With respect to the statement contained in the Registration Statement that “[t]hese surveys also indicate that the average household income of our customers is greater that $75,000,” the Company supplementally advises the Staff that this data is based on a survey completed by 335 of its customers. The survey requested that these customers provide certain personal information about themselves, including their average household income. Customers were asked to select one of seven choices with respect to their average household income, with choice ranging from a low of “$30,000 to $39,000” to a high of “$250,000 or above.” As detailed in the chart below, a majority of the Company’s customers that provided information regarding their average household income (19% of respondents to the survey did not provide

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

information regarding their average household income) reported an average household income of $75,000 or greater (49% ÷ 81% = 60.5%).

Average Household Income	Percentage of Respondents
$30,000 to $39,999	5%
$40,000 to $59,999	15%
$60,000 to $74,999	12%

Total below $75,000	32%
$75,000 to $99,999	15%
$100,000 to $124,999	11%
$125,000 to $249,999	17%
$250,000 or higher	6%

Total at or above $75,000	49%
No response	19%
The complete customer survey report is included in the supplemental binder the Company has provided to the Staff. In addition, we advise the Staff that we have included immediately following this report in the supplemental binder a chart prepared by MH, Inc., the company that conducted this survey, that provides detail regarding the average household income of the Company’s customers. This table was not included in the original report, but was subsequently prepared by MH, Inc. at the Company’s request, as the Company wanted further detail regarding the average household income of its customers.
7.	Please revise to make the tone of your summary and business sections more objective and disclosure-oriented and less of a marketing brochure for the company’s services and products such as when the company uses the terms “significant growth,” “recognized,” “compelling services and production facilities,” “premium lifestyle brand,” and “brand equity.” To the extent you retain these terms, provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include objective support for the assertion on page 1 that you are a “leading Internet-based social expression and personal publishing service...[,]” including clarification of the way in which you are “leading.” These are just examples. We may have further comments once you have revised your summary and business sections.
     We have revised the Prospectus Summary and Business sections as requested by the Staff, as well as made a corresponding change in the artwork text, except that we kept the reference to “premium lifestyle brand” in the Strategy sections of the Registration Statement since this is a goal of the Company that it is working towards achieving.
8.	Your document is somewhat difficult to understand due to your reliance on defined terms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

reduce the amount of jargon throughout the rest of the prospectus. For example, clarify what you mean by the terms “technology-based platform and manufacturing processes” and consider replacing the term “solutions” with “products.”
     We have revised the disclosure throughout the Registration Statement to reduce the amount of defined terms and industry jargon, including the terms specified by the Staff.
9.	In order to balance the summary section, please disclose your accumulated deficit, as of March 31, 2006, of $37.8 million, your planned expenditure of between $30 to $35 million in capital expenditures for the second half of 2006 and the remainder of 2007 (versus approximately $10 million in expenditures on property, plant, and equipment for the December 31, 2005 fiscal year), and the lack of comparability of your historical net income, due to the dramatic increase in your net income for the fiscal year ended December 31, 2005 due primarily to your approximately $24 million non-cash tax benefit.
     We have revised the Prospectus Summary section on pages 1 and 4 of Amendment No. 1 to include the information requested by the Staff.
The Offering, page 5
10.	We note that all of the outstanding preferred shares will convert into common shares upon the completion of the offering. Please revise to clarify whether the preferred shares automatically convert to common stock upon the completion of this offering or the preferred shareholders have notified you that they intend to convert their preferred stock into shares of common stock. We note the terms of conversion disclosed on page F-24.
     We have clarified on page 5 of Amendment No. 1 that the preferred stock automatically converts into common stock upon the completion of the Offering pursuant to the terms of the Company’s certificate of incorporation.
Risk Factors, page 8
“If we are unable to attract customers in a cost-effective manner...,” page 14
11.	We refer to your discussion on page 14 of the “payment of fees and revenue sharing to third parties.” Please describe your accounting policy with respect to these arrangements and refer to your basis in the accounting literature.
     We supplementally advise the Staff that the payment of fees to third parties who drive new customers to the Company’s website are expensed as incurred. We have added additional language on page F-12 of Amendment No. 1 describing the Company’s accounting policy with respect to payment of these customer acquisition fees paid to third parties. In addition, we have

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

deleted the reference to revenue sharing on page 15 of Amendment No. 1, as these amounts are immaterial.
“Our failure to protect the confidential information of our customers and networks against security breaches...,” page 22
12.	If material, indicate whether you have had any real problems to date.
     The Company supplementally advises the Staff that, to date, it has not had any material problems with respect to any of the issues addressed in this risk factor.
Special Note Regarding Forward-Looking Statements, page 27
13.	We note your statement that forward-looking statements are subject to known and unknown risks, including those risks set forth in the risk factors section, and that “these risk factors are not exhaustive and other sections of this prospectus may include additional factors which could harm our business and financial performance.” Please revise to remove the quoted language, to the extent it serves as a limitation on the inclusiveness of your risk factors section. Your risk factors section should set forth all material risks.
     We have deleted the language cited by the Staff.
Use of Proceeds, page 28
14.	We note that the company plans on incurring between $30 and $35 million in capital expenditures starting in the second half of the 2006 fiscal year and that the company plans on using part of the proceeds from the offering to purchase “manufacturing and website infrastructure equipment and new and existing manufacturing facilities.” Revise to give a brief outline of your plans to add equipment and facilities, with consideration of “the need to include a discussion of certain matters addressed in the discussion and analysis of registrant’s financial condition and results of operations, such as liquidity and capital expenditures.” See instruction 2 to Item 504 of Regulation S-K.
     We have added language in the Use of Proceeds section on page 30 of Amendment No. 1 to provide additional detail regarding the Company’s planned capital expenditures.
15.	In your response to this comment letter, and with a view towards further disclosure, tell us whether a material portion of the proceeds from your offering will be used to acquire assets otherwise than in the ordinary course of business. See instruction 5 to Item 504 of Regulation S-K.
     The Company supplementally informs the Staff that although it is possible that it would use the net proceeds from the Offering to acquire companies, technologies, products or assets not in the ordinary course of its business, as disclosed in the Use of Proceeds section of the

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Registration Statement, it has no present understandings, commitments or agreements to do so. Otherwise, the Company has no plans to use the net proceeds from the Offering to acquire assets other than in the ordinary course of business.
Dilution, page 31
16.	Revise this section to disclose the net tangible book value per share prior to the conversion of all of your shares of preferred stock, and to disclose the decrease in the net tangible book value per share that will be attributable to the conversion of all of your classes of preferred stock into shares of common stock.
     The Company has added language to the Dilution section on page 33 of Amendment No. 1 to disclose its net tangible book value per share prior to the conversion of all of its shares of preferred stock into common stock and the increase in the net tangible book value per share that will be attributable to such conversion.
Selected Consolidated Financial Data, page 33
17.	Include a footnote briefly explaining why pro forma basic net income per share is higher than basic and diluted net income per share.
     The Company has added a footnote to its Consolidated Statements of Operations Data table, both in the Summary and Selected Consolidated Financial Data sections, explaining why pro forma basic net income per share is higher than basic and diluted net income per share.
18.	If material, include a discussion, or a cross-reference to a discussion elsewhere in your document, of the uncertainty arising out of your recognition of a non-cash tax benefit during the fiscal year ended December 31, 2005. See General Instruction 2 to Item 301.
     The Company has added a footnote to its Consolidated Statements of Operations Data table, both in the Summary and Selected Consolidated Financial Data sections, regarding the non-cash tax benefit, as well as a cross-reference to the discussion in the “Critical Accounting Policies—Income Taxes” subsection of the MD&A section of Amendment No. 1 regarding the uncertainty related to the Company’s deferred tax asset.
Management’s Discussion and Analysis, page 36
General
19.	We note your disclosure that the company faces intense pricing pressure from its competitors, that approximately 19% of your net revenues were generated from shipping fees but that the company faces pressure to reduce shipping fees, that the company offers numerous incentives, including free 4x6 photographic prints, to entice customers to visit your website and upload their digital photographs, and that management hopes to increase non-print revenues as a percentage of net revenues.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

We also note that many of your competitors have entered into agreements with local retailers to allow customers to pick-up photographic prints at local stores. Revise to analyze how the increased competition you currently face and will encounter in the future will impact your results of operations, liquidity, and capital resources on a going forward basis. Quantify, to the extent practicable, the increased marketing expenses that you expect to incur going forward, how the expansion in capital expenditures you expect to incur in the next year and a half will impact your results of operations going forward, and the expected decline in shipping fees and photographic print prices, Clarify how you will compete with companies that allow customers to order photographic prints online and pick up their order within hours at a local store, including whether you plan on entering into similar agreements with local retailers, or instead plan to focus your efforts on increasing orders and shipments of your specialized, non-print products.
     The Company has included additional disclosure in response to the Staff’s comment in the “Liquidity and Capital Resources” subsection of the MD&A section beginning on page 50 of Amendment No. 1 and in the “Competition” subsection of the Business section on page 65 of Amendment No. 1. The Company supplementally advises the Staff that it is unable to quantify its future marketing expenses because it anticipates that its marketing expenses, like other expenses principally of a variable nature, will largely be driven by a diverse array of factors that can change quickly and unpredictably. These factors include the intensity and bases of competition in the industry, the evolution of customer acquisition opportunities and the intensity of the marketing of competitive products. The Company supplementally notes that it has, however, disclosed in the “Basis of Presentation – Sales and Marketing Expense” subsection of the MD&A section on page 38 of Amendment No. 1 that it expects its sales and marketing expense will increase in absolute dollars, but will remain generally consistent with historical periods on an annual basis as a percentage of net revenues. The Company also supplementally advises the Staff that it has no specific expectation that shipping fees and photographic print prices will decline.
Critical Accounting Policies and Estimates, page 38
Stock-based Compensation Expense, page 40
20.	We note that you utilized an unrelated valuation specialist to assist in determining the fair value of your common stock. While you are not required to make reference to this unrelated valuation specialist, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the unrelated valuation specialist, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

     The Company has revised the disclosure on pages 41 and 42 of Amendment No. 1 to disclose the name of the unrelated valuation specialist. In addition, the Company has filed the consent of such valuation specialist as an exhibit to the Registration Statement.
21.	Please revise your MD&A to discuss in more detail the significant factors, assumptions, and methodologies used in determining the reassessed fair value of stock options granted to employees.
     The Company has revised the MD&A section beginning on page 41 of Amendment No. 1 to discuss in more detail the significant factors, assumptions and methodologies used in determining the reassessed fair value of stock options granted to employees.
22.	Please provide the applicable disclosures under paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
     Paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” requires companies to provide MD&A disclosure of “the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the registration statement.” As noted in the response to comment #1, the Company was unable to reasonably determine, and therefore include, the price range and the size of the Offering in Amendment No. 1 due to general uncertainty in the capital markets and the fact that the proposed Offering will not occur until mid- to late September, at the earliest. The Company supplementally advises the Staff that it will include the disclosure required by paragraph 180 in a subsequent amendment to the Registration Statement.
Results of Operations, page 41
General
23.	When discussing line items in your results of operations section, quantify the extent to which numerous factors caused a change in the particular line item.
     The Company supplementally advises the Staff that it carefully reviewed the Results of Operations subsection of the MD&A section and believes that it has already quantified, to the extent possible, all factors which caused a changed in a particular line item.
Years ended December 31, 2003, 2004, and 2005, page 43
24.	Revise this section to analyze how your results of operations, and more specifically, your net income figure for the December 31, 2005, is probably not indicative of future operating performance. Include in this expanded analysis your discussion of the non-cash tax benefit, which increased your net income for the fiscal year ended December 31, 2005 by approximately $24 million. In order to offer a comparative picture of your

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

company’s results of operations for the prior three fiscal years, discuss and analyze your income before income taxes and cumulative effect of change in accounting principle, including an analysis of the reasons for the significant decline in the rate of growth of that line item, which only increased by 12% between the fiscal years ended 2004 and 2005, versus an increase of 88% between the fiscal years ended 2003 and 2004.
     The Company has revised the disclosure in the MD&A section on page 47 of Amendment No. 1 to include a comparative picture of income before income taxes and cumulative effect of change in accounting principle.
25.	In addition, expand your discussion of the decreased rate of growth in your non-print revenues to analyze how that decrease fits into management’s plan to expand the sale of non-print products.
     The Company has revised the disclosure in the MD&A section on page 45 of Amendment No. 1 to clarify that, for each of the periods presented, the growth in the Company’s non-print revenue was more than double the growth of the Company’s print revenues, which evidences the Company’s focus on expanding the sale of its non-print products.
Liquidity and Capital Resources, page 48
General
26.	Detailed disclosure of the company’s future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including expanding your marketing efforts, increasing your capital expenditures beyond historical levels and rates of growth, targeting customers overseas, and how those strategies will affect the company’s cash needs. The expanded discussion should also analyze the company’s plans with regard to expanding its production capacity, keeping in mind the disclosure, on page 8, that the company must significantly grow its current production capability to meets its projected revenue targets and that, to date, the company has not yet identified or built out locations for the additional production capacity it expects to need beginning in 2007. Your revisions should provide further details as to how such expansion plans will affect your liquidity. As another example, disclose the expected costs associated with the increased incentives offered to customers in order to entice them to purchase products through Shutterfly.com.
     The Company has included additional disclosure in response to the Staff’s comment in the “Liquidity and Capital Resources” subsection of the MD&A section on pages 50 and 51 of Amendment No. 1. We also refer the Staff to the response to comment #19. The Company supplementally advises the Staff that its expansion plans, while significant, are not outside the

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

ordinary course of its business or materially different from how it has expanded its business in the past. The Company further advises the Staff that it has not recently increased incentives to customers. The Company has, however, added language to page 14 of Amendment No. 1 to clarify the risk should the Company decide in the future to increase incentives it offers to customers.
Contractual Obligations, page 49
27.	Revise to provide a more detailed analysis of why management “anticipate[s] that our current cash and cash equivalents balances and cash generated from operations, along with the net proceeds we receive from this offering will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next 18 months.” You should describe in greater detail your short-term (12 months) and long-term cash requirements, including the amounts of these requirements. Your discussion should also focus on the funds necessary to maintain current operations, complete projects already underway, and achieve stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, <http://www.sec.gov/rules/other/33-8056.htm>.
     The Company supplementally advises the Staff that it views its short-term cash requirements as those arising within the next 18 months. As set forth in the Registration Statement, the Company expects to make between $30 and $35 million in capital expenditures during this period. While the Company has no definitive commitments at this time, the Company anticipates making additional other expenditures in the ordinary course of its business in order to conduct its operations. As disclosed in the Registration Statement, the Company believes that the proceeds from the Offering, together with its cash from operations and cash on hand will be sufficient to fund these requirements. With respect to its long-term cash requirements, the Company supplementally advises the Staff that, aside from its contractual commitments described on pages 52 and 53 of Amendment No. 1, the Company has no plans or obligations relating to its cash requirements at this time.
Business, page 52 Addressable Market, page 54
28.	For each product described in this subsection, disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by each class of similar products which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years. In addition, if a product category listed in the bullet point list on pages 54 through 55 is not a material source of your revenues, so state.
     The Company supplementally advises the Staff that the list of addressable markets set forth on pages 57 and 58 of Amendment No. 1 is intended to explain to investors the wide

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

variety of consumer needs addressed by Shutterfly’s products and services. Although the Company sells its products into many different markets, including those listed in the “Addressable Markets” subsection of the Business section, the Company operates its business as a single entity in a single segment by approaching the marketing, sale and production of print and non-print products for all of these markets in a similar way. Essentially, the Company provides digital print and non-print photofinishing services across all of these markets, as well as a number of other smaller, emerging markets. Attempting to incorporate estimates of the Company’s products fitting into the markets listed in this subsection could be misleading. This is also evidenced by the fact that one of the Company’s largest sources of non-print revenues, photobooks, does not fit neatly within any of these categories. The Company notes that it has explained and quantified its print and non-print strategies throughout the MD&A section because it believes that this is the most effective way to understand the Company’s strategy and its relative success in executing against that strategy.
Competition, page 61
29.	If known or reasonably available, disclose your competitive position in relation to the companies listed on pages 61 through 62.
     The Company supplementally advises the Staff that it is unable to disclose its competitive position in relation to the companies listed in the Competition subsection of the Business section because (1) the largest online digital photography services companies other than Shutterfly are Kodak EasyShare Gallery and Snapfish, which are each divisions of much larger companies, and the parent company does not publicly report separate information for these divisions (this is also true for Sony’s ImageStation) and (2) most of the other companies listed are very large companies for which digital photography is an insignificant portion of their business and, consequently, they do not publicly disclose financial or market related information with respect to their digital photography efforts.
30.	With regard to the intense competitive pressure on Shutterfly to lower prices and offer shipping discounts, revise to specify the principal methods by which you plan on competing. We note your disclosure on page 37 that you are striving to increase non-print revenues as a percentage of net revenues, and that you offer numerous incentives to customers in order to encourage them to visit your website and purchase photographic prints.
     The Company supplementally advises the Staff that it does not currently face intense competitive pressures to lower prices or offer shipping discounts. As discussed in the risk factor entitled “Competitive pricing pressures, particularly with respect to 4x6 print pricing and shipping, may harm our business and results of operations,” the Company has in the past been forced to lower the pricing of its 4x6 prints in order to remain competitive and it is possible that it may be forced to lower prices of 4x6 prints or other products in the future due to pricing pressures. However, the Company is not currently experiencing such intense pricing pressure. Similarly, the Company is not currently experiencing intense competitive pressures to offer shipping discounts, as companies, including Shutterfly, generally only offer discounted or free

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

shipping during promotional periods and usually based upon a minimum purchase requirement as a means of attracting or retaining customers. However, to the extent free shipping offers extend beyond a limited number of occasions, are not based upon a minimum purchase requirement and become commonplace, it could harm the Company’s business. The Company has revised the disclosure in this risk factor regarding the risks related to shipping fees to clarify this risk.
     The Company respectfully submits that it has already disclosed in the Registration Statement the principal methods by which it plans on competing, which is contained in the bullet point list of the primary competitive factors in attracting and retaining customers on page 65 of Amendment No. 1. Each of these competitive factors in attracting and retaining customers, and the means by which the Company utilizes them in its business model, is discussed in further detail earlier in the Business section. For example, with respect to the first bullet point, “brand recognition and trust,” the Company discusses throughout the Business section its focus on ease of use, image quality, high-quality products, unlimited free storage and other customer-oriented features to establish itself as a premium brand that is trusted by consumers, and how it hopes to leverage this to increase its customer base (see “Value for our Customers – Premium Brand” on page 58 of Amendment No. 1, “The Shutterfly Solution – Deep Customer Understanding” on page 60 of Amendment No. 1 and “Our Growth Strategy – Expand Customer Base” on page 60 of Amendment No. 1).
     The Company has added disclosure on page 14 of Amendment No. 1 related to the incentives it offers related to shipping and products in order to attract customers.
Intellectual Property, page 63
31.	Revise to disclose the duration of all patents and trademarks your company holds.
     The Company has added language to the Intellectual Property subsection of the Business section on page 66 of Amendment No. 1 to disclose the duration of its patents. The Company supplementally advises the Staff that its trademarks will not necessarily expire; the Company may continue to renew its trademark registrations provided that they are still in use, and, in some jurisdictions, trademark registrations may be continued to be renewed regardless of whether they are still in use. Accordingly, the Company has not provided expiration dates for its trademarks in Amendment No. 1.
32.	Discuss in this section the nature of the patent dispute that arose in May 2005 and was subsequently settled for a $2 million payment in exchange for a license of the third-party’s patents.
     The Company has added language to the Intellectual Property subsection of the Business section on page 66 of Amendment No. 1 regarding the patent dispute with a third party that the Company settled in May 2005.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Executive Compensation, page 71
Employment Contracts, Termination of Employment and Change-in-Control Arrangements, page 73
33.	Revise this section to include more details about the criteria by which the compensation committee has determined in the past, and will determine in the future, the amount of bonus awarded to each of the individuals listed on pages 73 through 74. In addition, describe the “performance milestones” and “conditions” that were established after negotiations between your CEO and the compensation committee. We note that Jeffrey T. Housenbold is eligible to receive an annual bonus of up to 50% of his base salary, that the level of Mr. Housenbold’s bonus is contingent upon his “achievement of performance milestones and conditions established for [Mr. Housenbold] by the [Compensation] Committee after consultation with [Mr. Housenbold],” and that Mr. Housenbold received the full bonus for which he was eligible at the end of the 2005 fiscal year.
     The Company supplementally advises the Staff that the bonus for each of the Company’s executive officers is predicated on whether the executive has achieved his or her management by objectives (“MBOs”), which MBOs are formulated by the executive and approved either by Mr. Housenbold, in the case of each executive officer other than Mr. Housenbold, or by the Compensation Committee of the Company’s Board of Directors in the case of Mr. Housenbold. The MBOs are related to the Company’s financial performance, including the achievement of EBITDA and revenue targets, and the achievement of specific operational and/or strategic goals. The Compensation Committee of the Company’s Board of Directors then determines the specific amount of the executive officer’s bonus based upon the degree to which the executive has achieved his or her MBOs.
     The Company has added language to the Employment Contracts, Termination of Employment and Change-in-Control Arrangements section on pages 76, 77 and 78 of Amendment No. 1 to provide additional detail regarding the foregoing.
Description of Capital Stock, page 83
34.	Revise this section to include the conversion terms of your various series of preferred stock and the exercise prices of your warrants, as disclosed on page F-24.
     The Company has added language to the Description of Capital Stock section on pages 87 and 88 of Amendment No. 1 to disclose the conversion terms of its various series of preferred stock and the exercise prices of its warrants.
Underwriting, page 89
35.	We note your language concerning limitations of offering of shares overseas; however, there is no description of a concurrent public or private offering of shares overseas. Please advise in your response letter whether you intend to simultaneously offer shares

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

outside of the United States, and if so, add disclosure describing this contemporaneous offer.
     The Company supplementally advises the Staff that it has included language in the Underwriting section of Amendment No. 1 concerning the limitations of offering shares overseas in order to retain flexibility to offer shares in jurisdictions where such disclosure is either required or deemed advisable by local counsel. The Company advises the Staff that it currently does not expect the Offering to include a designated overseas tranche.
Financial Statements
Note 2 – Summary of Significant Accounting Policies
Intangible Assets, page F-10
36.	We note that you recorded the total value of the settlement as an intangible asset. Tell us why you believe it is appropriate to recognize the total consideration to be paid as an intangible asset with no amount being expensed as part of the settlement. Also, provide us with more specific details of the settlement agreement.
     The Company supplementally advises the Staff that the settlement agreement that the Company entered into in May 2005 provided for both a settlement of the counterparty’s claim for past infringement and a perpetual license agreement for future use of the intellectual property in question; however, the agreement was silent on allocating the consideration between the two components. As the Company had a right going forward to use the disputed patented business processes without threat of litigation, it was clear there was some value attributable to the license agreement. The Company determined the amount that should be allocated to the past infringement (i.e., settlement) by assuming that the $2.0 million was amortized beginning with the alleged infringement date, January 1, 2002, over the estimated useful life of the intangible asset. As of the date that the Company entered the settlement, December 31, 2004 (see response to Comment #37 regarding the timing of recording the entry), the Company recorded $379,000 of amortization expense, which reflected the amortization expense of the intangible asset from January 2002 through December 31, 2004. The remainder was recorded as a long-term intangible asset that will be amortized over the remaining estimated useful life of the asset. The Company has added language to the Intangible Asset accounting policy on pages F-10 and F-11 of Amendment No. 1 to disclose the amortization expense in 2004 and 2005. The Company has also added language regarding the details of the settlement agreement in the Intellectual Property subsection of the Business section on page 66 of Amendment No. 1.
37.	Since you entered into your settlement and license agreement in May 2005, it is unclear to us why you have recognized the related intangible asset, purchased technology, of $2 million as of December 31, 2004. In this regard, we note this asset and the related accrued license expense in your balance sheet per pages F-18 and F-19.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

     The Company supplementally advises the Staff that it was first contacted about the alleged infringement in 2002, but at December 31, 2002 and 2003, a potential settlement did not meet the SFAS 5 criteria of being probable and reasonably estimated. The May 2005 settlement and license agreement was considered a Type I subsequent event to the 2004 financial statements, as the condition existed at the balance sheet date and the agreement was reached prior to the issuance of the 2004 financial statements.
38.	We note that you have intangible assets related to acquired workforce. Per paragraph 39 of SFAS 141, an acquired workforce shall not be recognized as an intangible asset apart from goodwill. Please revise or advise.
     The Company supplementally advises the Staff that the accounting policy disclosure relating to the acquired workforce intangible asset set forth on pages F-10 and F-11 of Amendment No. 1 references Note 5 to the consolidated financial statements. Note 5 discloses that the acquired entity was considered to be a “developmental stage” enterprise and did not meet the definition of a “business” under SFAS 141 for business combination purposes. As the acquisition was therefore accounted for as an acquisition of assets, the Company respectfully submits that the recognition of the acquired workforce intangible asset was appropriate.
Technology and Development Expense, page F-12
39.	Tell us in detail why you believe each of your expenses included within technology and development expense should not be otherwise classified as cost of revenues.
     The Company supplementally advises the Staff that technology and development expenses are not included in the Company’s cost of revenue because they do not directly contribute to the generation of revenue. The Company’s technology and development expenses consist primarily of payroll and related expenses for the development and ongoing maintenance of the Company’s website, infrastructure and software. These expenses include depreciation of the computer and network hardware used to run the Company’s website and store the customer data that the Company maintains, as well as the amortization of purchased software. Technology and development expenses also include colocation and bandwidth costs. Additionally, image storage is provided free of charge to all consumers that register on the Company’s website, whether or not they become a transacting customer, and is not tied to any revenue. As a result, these costs are charged to operations as incurred.
Stock-Based Compensation, page F-12
40.	We note that you recognize employee stock-based compensation using the multiple option method. Describe this method in detail and how it complies with FIN 28.
     The Company has added language to Stock-Based Compensation on page F-12 of Amendment No. 1 to address the multiple option method and compliance with FIN 28.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Note 5 – Acquisition
41.	We note that you issued 121,000 shares of common stock as additional consideration for the acquisition to the employees of Memory Matrix, subject to vesting and repurchase rights. Tell us in detail how your accounting for this issuance complies with Question 17 of FIN 44.
     Question 17 of FIN 44 addresses whether an exchange of employee stock options or awards in a business combination should be accounted for by the acquirer under APB 25 as employee stock compensation or under SFAS 141, Business Combinations, as part of the consideration paid for the acquiree. The Company issued 121,000 unvested shares to the employees of Memory Matrix, subject to vesting. Paragraph 85 of FIN 44 notes that, to the extent service is required subsequent to the consummation date of the acquisition in order to vest in the replacement awards, a portion of the intrinsic value (if any) of the unvested awards shall be allocated to unearned compensation and recognized as compensation cost over the remaining future vesting (service) period. Because service was a condition of vesting for the Memory Matrix employees, the Company respectfully submits that the deferral of stock-based compensation and subsequent recognition of compensation as vesting occurred was appropriate and disclosed adequately in Note 5.
42.	We note that your core technology asset will be amortized over a three-year period when placed into service. Please:
•	Provide us with more details of the core technology that you acquired and how you determined fair value;

•	Tell us why you believe it is appropriate to capitalize this core technology rather than immediately expensing this amount at the acquisition date. Refer to SFAS 2; and

•	Tell us why the asset has not been placed into service, when you plan to place it into service, and how you determined that the useful life is 3 years from the date that you place it into service.
     The Company supplementally advises the Staff that the core technology asset acquired in the Memory Matrix acquisition was a software application that allows for uploading, organizing, printing, sharing and editing from the desktop; this asset was branded as Shutterfly Studio and is discussed in the Business section of the Registration Statement. To determine the fair value of this asset, the Company performed an internal valuation and estimated the costs that would have been incurred to construct a like asset.
     The Company acquired the core technology asset with the intent to distribute it freely to customers. Since the Company did not plan to sell the core technology, the asset was instead considered to be internal use software. SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides that costs incurred to develop internal-use software are not research and development costs (and therefore not expensed as in-process research and development (“IPR&D”) under SFAS 2) unless they meet the limited

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

exceptions provided by SOP 98-1. The AICPA in-process R&D task force believed that the circumstances when a project to develop internal-use software would be accounting for as a specific IPR&D project are rare. Paragraph 3.3.07 of the AICPA Practice Aid Series for Assets Acquired in a Business Combination to Be Used in R&D Activities states the following:
SOP 98-1 provides that the costs related to the development of the new software that will be used internally are not R&D costs. In that case, the purchase price allocated to the internal-use software project should be capitalized (provided the asset meets the criteria in paragraph 39 of FAS 141 for separate recognition apart from goodwill) and accounted for in accordance with the provisions of SOP 98-1.
     SFAS 141 provides examples of acquired intangible assets that are recognized apart from goodwill, and computer software is one of these items. Additionally, as required by SOP 98-1, the core technology asset was beyond the planning stage and in development when acquired. Therefore, based on SOP 98-1 and FAS 141, the purchase price allocated to the core technology should be capitalized.
     The Company supplementally informs the Staff that the core technology asset reached the beta stage of development and was released to its customers in March 2006. The Company will amortize the core technology asset over three years consistent with the estimated useful life of the asset.
Note 9 – Common Stock
Stock-based Compensation Associated with Awards to Employees, page F-26
43.	For stock options issued during the year ended December 31, 2005 and quarterly period ended March 31, 2006, tell us how the fair values were determined for each date. Also, tell us your initial public offering price range.
     As noted in our response to comment #1, the Company is currently unable to reasonably determine its initial public offering price range due to general uncertainty in the capital markets and the fact that the Company’s proposed initial public offering will not occur until mid- to late September, at the earliest. However, the Company supplementally advises the Staff that in connection with the June 30, 2006 independent valuation performed by Financial Strategies Consulting Group (“FSCG”), as more fully described below, the Company estimated, based in part on input received from its investment bankers, that the likely price range for its common stock in its initial public offering would be between $15.00 and $18.00 per share. However, the Company supplementally advises the Staff that this range does not take into account the lack of liquidity for the Company’s common stock as of such date and the significant decline in publicly traded Internet stocks in June and July 2006.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Shutterfly Stock Option Activity
     The following table sets forth stock options granted by the Company during 2005 and 2006.

	Number of Options		Fair Value per
Date	Granted	Exercise Price	Common Share
January 17, 2005	1,038,146	$5.00	$5.56
February 3, 2005	34,750	$5.00	$5.61
March 16, 2005	273,000	$5.00	$5.75
May 3, 2005	357,100	$5.50	$5.90
June 23, 2005	263,950	$5.50	$6.14
August 18, 2005	294,511	$5.50	$6.48
September 28, 2005	58,250	$5.50	$8.17
October 6, 2005	23,200	$5.50	$8.62
October 20, 2005	7,250	$5.50	$9.43
December 5, 2005	22,050	$10.00	$10.09
January 20, 2006	230,250	$10.00	$10.19
February 1, 2006	25,000	$10.00	$10.29
May 9, 2006	1,518,015	$10.39	$10.39
June 12, 2006	72,500	$12.00	$12.00
June 20, 2006	29,500	$12.00	$12.00
July 20, 2006	101,633	$14.20	$14.20
FSCG Valuations
     We advise the Staff that, in November 2005, the Company retained FSCG, which had previously performed valuations for the Company as of December 31, 2004 and December 31, 2003, to provide a contemporaneous independent valuation report of the value of the Company’s common stock as of November 30, 2005 (which was shortly after the closing of the Company’s Series F preferred stock financing on November 11, 2005).
     In connection with the audit of its financial statements for the year ended December 31, 2005, the Company engaged FSCG to perform retrospective independent valuation reports of the value of the Company’s common stock as of (i) May 31, 2005 (which corresponded with the Company’s acquisition of Memory Matrix, Inc. on June 1, 2005) and (ii) August 31, 2005 (which related to a large block of option grants the Company made to its employees on August 18, 2005).
     In addition, the Company also engaged FSCG to perform contemporaneous valuations of the Company’s common stock as of March 31, 2006 and as of June 30, 2006.
     The following table summarizes the fair values for the Company’s common stock determined by FSCG at the respective valuation dates:

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Valuation Date	FSCG Fair Value Per Share
December 31, 2004 (retrospective)	$5.50
May 31, 2005 (retrospective)	$6.00
August 15, 2005 (retrospective)	$6.56
November 30, 2005 (contemporaneous)	$10.00
March 31, 2006 (contemporaneous)	$10.39
June 30, 2006 (contemporaneous)	$14.20
     In estimating the valuation of Shutterfly’s common stock, FSCG utilized the Probability-Weighted Expected Return Method. This method is detailed in the AICPA’s Practice Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This method estimates the value based on potential values for the enterprise assuming various outcomes, with the ultimate value estimate based on the probability-weighted value of these potential outcomes. For this analysis, the following scenarios were assumed by FSCG:
•	Initial public offering scenario. This scenario estimates the value of Shutterfly’s common stock based on an estimated initial public offering value discounted to the present value taking into consideration both the risk and timing of the initial public offering. The Company assigned probabilities ranging from 25% as of December 31, 2004 to 50% as of June 30, 2006.

•	Sale scenario. This scenario estimates the value of Shutterfly’s common stock assuming the sale of the Company. To estimate the value under a sale scenario, FSCG primarily utilized an Income Approach and Market Approach and the value premise represents a private-company, controlling interest basis. The value is then assessed after giving consideration to any liquidation preferences associated with the preferred stock. The Company assigned probabilities ranging from 25% as of December 31, 2004 to 40% as of June 30, 2006.

•	Private company scenario. This scenario also estimates the value of Shutterfly’s common stock primarily using an Income Approach and Market Approach and adjusts the value to a private-company, minority interest basis. The value is then assessed after giving consideration to any liquidation preferences associated with the preferred stock. The Company assigned probabilities ranging from 50% as of December 31, 2004 to 10% as of June 30, 2006.

•	Liquidation scenario. This scenario assumes the Company is dissolved and the net book value less the applicable liquidation preferences represents the amount available to the common shareholders. In all valuations, FSCG assigned a zero probability to the liquidation scenario.
Milestones and Challenges During the Nine Months Ended September 30, 2005

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

     The Company considered the following milestones and challenges in determining the fair value of its common stock as of May 31, 2005 and August 31, 2005:
     On January 26, 2005, the Company’s board of directors hired Jeffrey T. Housenbold, who had previously been the Vice President of Business Development and Internet Marketing with eBay, Inc., as the Company’s new Chief Executive Officer. The board believed that Mr. Housenbold would require sufficient time during the first half of 2005 to review the Company’s operations, evaluate and add to the Company’s executive team and affirm or revise the Company’s strategy before it would be appropriate to pursue a liquidation event, such as an initial public offering.
     During the first half of 2005, the Company identified market requirements for functionality and customer experience that were missing from its core software client, as well as the categories of personnel that it would need to hire in order to develop such client functionality. In order to begin addressing these needs, and in light of the fact that the Company was unable to hire sufficient development personnel directly, the Company acquired Memory Matrix in June 2005, a start-up software company who had been building a software client to manage digital images. The Company believed that, while this transaction could begin to help address the Company’s development needs, it provided little immediate impact on the Company’s value, as (i) the underlying needs of the Company’s software client platform remained and (ii) the client software would ultimately be provided to customers free of charge.
     In addition to the Memory Matrix acquisition and a few other positive events (e.g., Amazon business development deal, launch of Shutterfly Collections free sharing feature), the Company faced a number of company-specific and industry-related issues during the nine months ended September 30, 2005, including the following:
•	Significant price pressure and price erosion. Two of the Company’s primary competitors, Snapfish and Wal-Mart, dropped their prices for 4x6 prints in May 2005 from a $0.29 list price to a $0.12 list price. The Company attempted to maintain its price for 4x6 prints at $0.29, but ultimately found it needed to drop prices to $0.19 in November 2005.

•	Declining revenue growth rates. Due to significant price competition and increasing customer acquisitions costs (discussed below), the Company’s revenue growth rates during each of the first three quarters of 2005 declined relative to prior years, with the Company’s 34.7% revenue growth rate for the third quarter of 2005 being the lowest in its history at that point.

•	Quarterly losses. Following eight consecutive profitable quarters in 2003 and 2004 (excluding stock-based compensation), the Company incurred quarterly losses in each of the first three quarters of 2005; the quarterly losses were the result of both the declining revenue growth rates discussed above and the Company’s increased investment in its website and product offerings.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

•	Increasing customer acquisition costs. Customer acquisition costs increased significantly during 2005. Due to the Company’s limited customer acquisition budget relative to many of its competitors, these increased costs reduced the Company’s ability to acquire new customers.

•	Cash flow issues. Due to the Company’s declining revenue growth, increased investment in its business, substantial ongoing capital expenditure requirements and the payment of $1 million in May 2005 to resolve patent litigation, the Company faced difficult cash flow issues in the third quarter of 2005. As a result of its need for additional working capital, the Company secured an aggregate of $13 million in lease financing from four sources in the third quarter of 2005 and raised $20 million through the issuance and sale of shares of its Series F preferred stock in November 2005.

•	Recruiting challenges. During 2005, the Company found it increasingly difficult to hire skilled employees, particularly with respect to engineers who were accepting positions at other more established Bay Area companies like Google, Yahoo! and eBay. The Company’s hiring difficulties were particularly difficult during the second and third quarters of 2005, as the Company was attempting to hire engineers to complete work prior to the Company’s traditionally busy fourth quarter. As a result of these hiring difficulties, management determined that its development plans for the fourth quarter would need to be scaled back.

•	Other competitive challenges. As evidenced by the decrease in prices for 4x6 prints, the Company was experiencing intense competition during this time period from the larger established players in the industry such as Wal-Mart, Kodak EasyShare Gallery and Hewlett Packard’s Snapfish, as well as from a variety of well-funded startups. In addition, the Company faced the continued emergence of print-at-retail from home as a solution and the price declines and increased quality of at-home printing. Furthermore, retail services were now beginning to offer photo-related non-print products, led by Snapfish providing this back-end printing functionality on a fee basis for major retailers.
     The Company believes that the challenges faced by it during the first nine months of 2005 support the gradual ramp of the Company’s common stock, as calculated by FSCG, from $5.50 at December 31, 2004, to $6.00 at May 31, 2005 to $6.56 at August 31, 2005.
Milestones during the Fourth Quarter of 2005
     In the fourth quarter of 2005, a series of events occurred which led the Company to increase both the estimates provided to FSCG regarding the likelihood of an initial public

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

offering or acquisition and the Company’s valuation in a potential initial public offering. The Company also believes that these factors supported the increase in the per share value of the Company’s common stock used for financial accounting purposes during this period.
     To address the Company’s cash flow issues, as discussed above, the Company decided to raise an additional $20 million through the issuance and sale of shares of its Series F preferred stock, which transaction closed on November 11, 2005. This financing was consummated at a pre-money valuation of $310 million, and the shares of Series F preferred stock were sold at a price of $14.774 per share. The net proceeds from this transaction provided the Company with significant working capital that would allow it to operate without needing additional capital for the foreseeable future. The preferred stock financing was led by Sutter Hill Ventures, a premier venture capital firm, with one of the managing partners of Sutter Hill, James White, joining the Company’s board of directors and providing the Company’s board and management with a fresh outlook and additional leadership. The stronger balance sheet also provided the Company with a recruiting tool, as hiring managers were able to more readily address any potential employee’s concerns regarding whether the Company had sufficient cash.
     The Company also noted an increase in print volumes and new customer acquisitions during the fourth quarter of 2005, which commenced following the Company’s reduction in 4x6 print prices in November 2005. In response to competitive marketplace pressures, the Company had previously reduced 4x6 prices to $0.19 per print from $0.29 per print.
     In addition, in October and November 2005, the Company addressed limitations in its platform and launched a series of new functionality releases on its Shutterfly.com website, including revised and improved graphics on web pages, an increased community and partner element, a wider variety of product offerings and the ability for consumers to order products from the Company without being a Shutterfly member.
     As detailed above, the Company made significant strides in its business during the fourth quarter of 2005, which was reflected in FSCG’s valuation of $10.00 per share. The Company had an additional data point which corroborated the $10.00 equity valuation. The Company’s former chief financial officer (“CFO”) exercised an option to purchase 292,674 shares of the Company’s common stock in early November 2005. The Company’s former CFO sought out a third party investor to purchase 70,000 of these shares, and after arms’ length negotiations, the former CFO and a sophisticated third party individual (a general partner at a Bay Area venture capital firm) agreed to a purchase price of $9.99 per share. Under the terms of the Company’s Series F preferred stock financing, Sutter Hill Ventures had a contractual right of first refusal on this sale, which it exercised, purchasing the shares from the former CFO at $9.99 per share. Sutter Hill had no knowledge of the valuation work done by FSCG and independently arrived at this valuation for the Company’s common stock.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

Milestones and Challenges During 2006
     Although the Company continued to see positive momentum in its business, it missed its first quarter of 2006 revenue target of $17.7 million by approximately $800,000 primarily due to revenue shortfalls in the second half of March. As a result, the Company revised its internal revenue projections downward for 2006.
     FSCG’s valuation of the Company’s equity as of March 31, 2006 was $10.39 per share. As with the November 30, 2005 valuation, the Company also had an additional data point which corroborated the $10.39 equity valuation. On May 3, 2006, Sutter Hill Ventures exercised a right of first refusal and purchased 80,000 shares of the Company’s common stock at $10.25 per share from one of the Company’s founders who was no longer with the Company. Like the November 2005 transaction, the transaction between Sutter Hill Ventures and the founder was an arms’ length negotiation and neither party had any knowledge of the March 31, 2006 valuation work being performed by FSCG.
     The Company received the March 31, 2006 report from FSCG on May 8, 2006 and utilized this data in making refresh and new hire stock option grants on May 9, 2006, with the Company granting options to purchase an aggregate of 1,468,000 shares of its common stock at $10.39 per share. While the FSCG valuation was as of March 31, 2006, it was the Company’s opinion that the valuation was in fact contemporaneous and that there were no events or milestones between March 31, 2006 and May 9, 2006 that suggested any changes to the valuation assumptions or value.
     Based on a belief that the Company’s business outlook had recently improved, the Company’s board of directors at its May 9, 2006 meeting discussed with management whether the Company should initiate an initial public offering process, and the board resolved to give management authorization to move forward with such preparations. As a result, the Company held “bake-off” meetings on May 23, 2006 to select the investment banks to manage the initial public offering process, and the Company held an organizational meeting on May 30, 2006 involving the investment banks, outside counsel and the Company’s independent registered public accounting firm.
     Net revenues for May and June were slightly above the downwardly revised projections. FSCG was again engaged to prepare a valuation as of June 30, 2006 and they submitted their draft report for review and approval at the meeting of the Company’s board of directors held on July 20, 2006. Based on the information provided to it by the Company, FSCG determined the Company’s common stock value range at June 30, 2006 was $14.20 per share. The Company believed that it was reasonable for this value to be slightly below the $15.00 to $18.00 per share range that it estimated in early June 2006 for a potential initial public offering range due to the lack of liquidity for the Company’s common stock and the significant decline in publicly traded Internet stocks in June and July 2006. In addition, the Company noted the arms’ length transaction between Maveron (a venture capital firm) and Shutterfly’s former chief executive officer, as Maveron had agreed in July 2006 to purchase 225,000 shares from the former chief executive officer at a price of $12.00 per share.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

44.	For your issuances subsequent to March 31, 2006 as disclosed on page F-32, please tell us the date of each option grant, the number of options granted, the grant/exercise price and estimated fair values assigned to each grant. Provide this information in a similar format for any subsequent issuances. In your response, please:
•	Identify and quantify each factor that contributed to the fair value at each grant date.

•	Discuss the reasons for any variance between your stock valuation and the expected initial public offering price.
     The Company has added disclosure in the summary table on page F-28 of Amendment No. 1 with respect to the options granted from April 1, 2006 through June 30, 2006, including the date the options were granted, the number of options granted, the grant/exercise price and the fair value per share. The factors that contributed to the fair value at each grant date during this time period were discussed above in the response to comment #43. The Company has also added disclosure to the Subsequent Events footnote on page F-33 regarding the options granted subsequent to June 30, 2006. The fair value of these grants was based on a valuation the Company obtained from its independent valuation specialist, FSCG, as discussed in the response to comment #43.
     As noted in the response to comment #1, the Company was unable to reasonably determine, and therefore include, the price range and the size of the offering in Amendment No. 1 due to general uncertainty in the capital markets and the fact that the Company’s proposed initial public offering will not occur until mid- to late September, at the earliest. The Company will discuss any reasons for any variance between stock valuation and the expected initial public offering price in a subsequent amendment to the Registration Statement.
45.	Your discussion in the first paragraph on page F-29 of how you measured total compensation expense is confusing. Please revise.
     The Company has revised the discussion on page F-29 of Amendment No. 1 to clarify how it measured total compensation expense.
46.	With respect to your transition agreement entered into on August 13, 2004 and your March 2005 settlement with a former employee, please describe to us in detail your accounting for these arrangements and refer to your basis in the accounting literature.
     The Company has revised the discussion on page F-29 of Amendment No. 1 to describe the Company’s accounting for these arrangements and the basis for such accounting in the accounting literature.
Adoption of SFAS No. 123R (Unaudited), page F-29

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

47.	We note that your expected volatility is based on the historical and implied volatility of a peer group of publicly traded entities. Provide us with more details of how you determined the expected volatility. Tell us how you considered paragraph A240(e)(2)(b) of SFAS 123(R).
     The Company supplementally advises the Staff that the calculation of its expected volatility could not be based on historical stock price fluctuations. In accordance with paragraph A240(e)(2)(b) of SFAS 123(R), the Company’s expected volatility is based on an average of the historical and implied volatilities of a peer group of publicly traded entities (Amazon.com, eBay, Netflix, Overstock.com, Priceline, Vista Print and Yahoo!) which were selected based on their similarities to the Company’s industry, size and other quantitative factors such as revenues and market capitalization. The Company calculated historical volatility for the peer group by reviewing the daily changes in stock prices for a historical period commensurate with the expected term. The Company calculated implied volatility for those organizations within the peer group which had a sufficient traded options market for their stock options.
48.	Tell us in detail how you determined the expected term of your options to be 4.17 years. Please include a discussion of your historical experience with exercises. Discuss what you mean by “post vest cancellations” and how this impacted the expected term. Tell us the contractual term of your issued options. Finally, your response should also address SAB Topic 14:D.
     The Company supplementally advises the Staff that it worked with various data points to determine the most applicable expected term for its outstanding stock options The Company’s calculation of expected term contains the three main components outlined below:
•	Historical Option Exercises. The Company measured the length in time from the date of grant to the date of exercise for all options granted from its inception through March 31, 2006.

•	Post-Vesting Cancellations. The Company reviewed all option cancellations from inception through March 31, 2006 and specifically identified those options that were vested at the date of cancellation (post-vesting cancellations). Those options were treated similarly to historical exercises, and the length in time from the date of grant to the cancellation date was utilized in the calculation of the expected term.

•	Options Outstanding. The Company also reviewed options outstanding as of March 31, 2006 and assumed a linear exercise pattern from that date through the remaining contractual term for each option.
     Upon compiling all of the information noted above, the Company then weighted the expected term by number of shares in each of the above three categories. Please refer to Note 9 of the Company’s consolidated financial statements contained in Amendment No. 1 for the contractual term of the Company’s issued options.

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

     49. We note on page F-30 that you had $2,026,000 of total unrecognized compensation expense under SFAS 123(R). Please:
•	Tell us how this amount reconciles to page F-6; and

•	Revise your disclosure to clarify what this amount includes. Does it include all deferred compensation expense with respect to only new issuances under SFAS 123(R), or does it include amounts previously determined under APB 25 and the new issuances under SFAS 123(R)?
     The Company has revised the disclosure on pages F-29 and F-30 of Amendment No. 1 as requested by the Staff. The Company supplementally advises the Staff that the amount of total unrecognized compensation expense has been updated to $7,477,000 as of June 30, 2006, consisting solely of unrecognized compensation expense relating to stock option grants made subsequent to January 1, 2006. This amount does not reconcile to the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) because, as per SFAS 123(R), unamortized compensation expense on stock option grants after January 1, 2006 are not included in Deferred Stock-Based Compensation. The balance in Deferred Stock-Based Compensation as of June 30, 2006 is $1,039,000, which is comprised primarily of employee stock option grants made prior to January 1, 2006, as well as stock-based compensation relating to restricted stock issued by the Company as additional consideration to the former employees of Memory Matrix, which restricted stock is subject to vesting, and is separately disclosed in the same paragraph on page F-30.
Part II
Recent Sales of Unregistered Securities, page II-2
50.	We note that on June 22, 2006 you filed two notices of the sale of securities under Securities Act Regulation D. Please discuss the private placements to which the notices relate, as required by Item 701 of Regulation S-K.
     We supplementally advise the Staff that on June 22, 2006, the Company filed a Form D – Notice of Sale of Securities Pursuant to Regulation D relating to its issuance of a total of 1,786,098 shares upon exercises of options to purchase its common stock with a weighted average exercise price of $0.26 per share, for a total aggregate exercise price of approximately $459,781, which exercises took place between February 2004 and May 2006 in reliance on Rule 504 of the Securities Act. These option exercises are included in paragraph 6 of Item 15 of Part II of the Registration Statement.
     We supplementally advise the Staff that although we only filed one Form D with respect to this Rule 504 offering, the Form D was inadvertently posted twice on the Commission’s website; we are attempting to remedy this situation.
Exhibit 10.08

Derek B. Swanson
Securities and Exchange Commission
August 18, 2006

51.	We note that Exhibit 10.08, as filed, does not include the text of Appendix B to the letter agreement with Jeffrey T. Housenbold. Please file the entirety of the agreement with your amendment to the Form S-1.
     We supplementally advise the Staff that Mr. Housenbold did not create anything in his prior employment that related in any way to the Company’s actual or proposed business, and, accordingly, there was nothing listed on Appendix B of the Proprietary Information and Inventions Agreement of Mr. Housenbold’s offer letter. The Company has refiled Mr. Housenbold’s offer letter with an “N/A” in Appendix B to clarify this.
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
     Please feel free to contact the undersigned at (650) 610-5212 should you have any questions or comments.

Sincerely,
/s/ Stephen E. Recht
Stephen E. Recht

cc:	Gordon K. Davidson, Esq.
Daniel A. Dorosin, Esq.
Robert A. Freedman, Esq.
Kevin P. Kennedy, Esq.

APPENDIX A
                    , 2006
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, California 94065
Gentlemen/Ladies:
     At your request, we have examined the Registration Statement on Form S-1 (File Number 333-135426) (the “Registration Statement”) filed by Shutterfly, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on June 29, 2006, as subsequently amended, in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of [___] shares of the Company’s Common Stock (the “Stock”) (which number of shares includes the shares subject to an underwriters’ over-allotment option). All of the shares subject to the underwriters’ over-allotment option will be sold to the underwriters by certain stockholders of the Company (the “Selling Stockholders”)[, either in the form of shares that are presently issued and outstanding (the “Issued Stock”) or in the form of shares that will be issued upon the exercise of presently issued and outstanding warrants to purchase shares of the Company’s common stock (the “Warrants”)].
     In rendering this opinion, we have examined such matters of fact as we have deemed necessary in order to render the opinion set forth herein, which included examination of the following.
(1)	the Company’s Restated Certificate of Incorporation filed with the Delaware Secretary of State on November 10, 2005, as amended by the Company’s Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 20, 2006, each as certified by the Delaware Secretary of State on [___, 2006].

(2)	the Company’s Bylaws, certified by the Company’s Secretary on [___, 2006].

(3)	the Registration Statement, together with the Exhibits filed as a part thereof or incorporated therein by reference.

(4)	the prospectus prepared in connection with the Registration Statement (the “Prospectus”).

(5)	the minutes of meetings and actions by written consent of the stockholders and Board of Directors that are contained in the Company’s minute books that are in our possession.

(6)	the stock records for the Company that the Company has provided to us (consisting of a certificate from the Company of even date herewith verifying the number of the Company’s issued and outstanding shares of capital stock as of the date hereof and a list of option and warrant holders respecting the Company’s capital and of any rights to purchase capital stock that was prepared by the Company and dated [___, 2006] verifying the number of such issued and outstanding securities).

(7)	a Management Certificate addressed to us and dated of even date herewith executed by the Company containing certain factual representations (the “Management Certificate”).

(8)	the Irrevocable Power of Attorney and the Custody Agreement signed by each of the Selling Stockholders in connection with the sale of Stock in connection with the exercise, if any, by the underwriters of their over-allotment option, as described in the Registration Statement.

(9)	[the Warrants and the exercise agreements relating to such Warrants that we assume will be executed prior to the completion of the sale of the Stock in accordance with their terms by the Selling Stockholders that are offering Stock subject to the Warrants].
     In our examination of documents for purposes of this opinion, we have assumed, and express no opinion as to, the authenticity and completeness of all documents submitted to us as originals, the conformity to originals and completeness of all documents submitted to us as copies, the legal capacity of all persons or entities executing the same, the lack of any undisclosed termination, modification, waiver or amendment to any document reviewed by us and the due authorization, execution and delivery of all such documents by the Selling Stockholders where due authorization, execution and delivery are prerequisites to the effectiveness thereof. We have also assumed that the certificates representing the Stock have been, or will be when issued, properly signed by authorized officers of the Company or their agents.
     We are admitted to practice law in the State of California, and we render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America, of the State of California and of the Delaware General Corporation Law, the Delaware Constitution and reported judicial decisions relating thereto.
     In connection with our opinion expressed below, we have assumed that, at or prior to the time of the delivery of any shares of Stock, the Registration Statement will have been declared effective under the Securities Act of 1933, as amended, that the registration will apply to such shares of Stock and will not have been modified or rescinded and that there will not have occurred any change in law affecting the validity of the issuance of such shares of Stock.
     Based upon the foregoing, it is our opinion that (i) the up to [___] shares of Stock to be issued and sold by the Company [and the shares of Stock to be sold by certain Selling Stockholders upon the exercise of the Warrants], when issued, sold and delivered in the manner and for the consideration stated in the Registration Statement[and][,] the Prospectus [and the Warrants], and in accordance with the resolutions adopted by the Company’s Board of Directors and to be adopted by the Pricing Committee of the Company’s Board of Directors, will be validly issued, fully paid and nonassessable and (ii) the shares of Issued Stock to be sold by certain Selling Stockholders are validly issued, fully paid and nonassessable.
     [Concluding paragraph follows on the next page]

     We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us, if any, in the Registration Statement, the Prospectus constituting a part thereof and any amendments thereto. This opinion is intended solely for use in connection with issuance and sale of shares subject to the Registration Statement and is not to be relied upon for any other purpose. We assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to our attention whether or not such occurrence would affect or modify the opinions expressed herein.

Very truly yours,

/s/

FENWICK & WEST LLP